October 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549

Attention:	Keira Nakada
Rufus Decker

Re:	Domino’s Pizza, Inc.
Form 10-K for Fiscal Year Ended December 29, 2019
Filed February 20, 2020
File No. 001-32242

Ladies and Gentlemen:

Domino’s Pizza, Inc. (the “Company”) respectfully submits this letter in response to the comments contained in the letter to the Company dated October 9, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s 2019 Annual Report on Form 10-K filed with the Commission on February 20, 2020 (the “2019 Form 10-K”). For the convenience of the Staff, we have reproduced the comments in bold, followed by the Company’s response. References to page numbers are to the page numbers in the 2019 Form 10-K.

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

2019 compared to 2018, page 33

Please disclose the business reasons for changes between periods in each segment’s ASC 280 profit measure and amounts in the Other column in Note 12 of your financial statements. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

U.S. Securities and Exchange Commission	October 21, 2020

Response to Comment 1:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will include in future filings with the Commission expanded disclosure of the business reasons for changes between periods in each segment’s ASC 280 profit measure. As disclosed in Note 12 of the 2019 Form 10-K, the Company evaluates the performance of its segments and allocates resources to them based on earnings before interest, taxes, depreciation, amortization and other, referred to as Segment Income. As will be further discussed in the Responses below, the Company’s chief operating decision maker evaluates the performance of its segments and allocates resources to them based on each segment’s respective Segment Income, not income from operations, and the Company’s chief operating decision maker does not review income from operations (inclusive of depreciation and amortization, losses and gains from sales/disposition of assets, non-cash equity-based compensation expense or recapitalization-related expenses) for each segment.

The Company historically has included in Management’s Discussion and Analysis of Financial Condition and Results of Operations a review of material fluctuations by financial statement line item (revenues, cost of sales and operating margin, general and administrative expenses, interest expense, net and provision for income taxes). The Company believes such disclosure is informative for investors who focus on top-line revenue growth and margins underlying the performance of the Company’s business. As such, the Company will continue to include such disclosure in future filings, and such discussion will be supplemented through expanded disclosure of changes in each segment’s Segment Income.

Below, for illustrative purposes, is the proposed disclosure the Company intends to include in future filings which is based on the Company’s 2019 financial results compared to its 2018 financial results as reported in the 2019 Form 10-K. This additional disclosure regarding the Company’s segment profit measure will be added immediately following the changes to the provision for income taxes and before the discussion of liquidity and capital resources on page 35.

Proposed Disclosure:

Segment Income. We evaluate the performance of our reportable segments and allocate resources to them based on earnings before interest, taxes, depreciation, amortization and other, referred to as Segment Income. Segment Income for each of our reportable segments is summarized in the table below. Other Segment Income primarily includes corporate administrative costs that are not allocable to an operating segment, including labor, computer expenses, professional fees, travel and entertainment, rent, insurance and other corporate administrative costs.

U.S. Securities and Exchange Commission	October 21, 2020

	2019	2018
U.S. Stores	$361.7	$336.0
Supply Chain	199.8	176.7
International Franchise	187.3	174.7
Other	(36.7)	(43.5)

U.S. Stores. U.S. Stores Segment Income increased $25.7 million, or 7.6%, in 2019. U.S. Stores revenues increased $8.0 million due to higher U.S. same store sales and an increase in the average number of U.S. franchised stores open during the year, which led to higher U.S. franchise advertising and royalties and fees revenues totaling $69.3 million. These increases in revenues were partially offset by lower U.S. Company-owned stores revenues of $61.2 million resulting primarily from the 2019 Store Sale. Additionally, lower cost of sales in our U.S. Company-owned stores of $52.0 million, resulting primarily from the 2019 Store Sale, also contributed to the increase in U.S. Stores Segment Income. This increase in U.S. Stores Segment Income was partially offset by higher U.S. franchise advertising expenses of $32.3 million and increased investments in technological initiatives to support U.S. Stores technology.

Supply Chain. Supply Chain Segment Income increased $23.1 million, or 13.1%, in 2019 due primarily to the $23.5 million increase in operating margin described above.

International Franchise. International Franchise Segment Income increased $12.6 million, or 7.2%, in 2019 due primarily to a $16.3 million increase in revenues resulting from an increase in the average number of international stores open during 2019 as well as higher same store sales. This increase in revenues was partially offset by higher investments in technological initiatives to support international franchise technology.

Other. Other Segment Income increased $6.8 million, or 15.6%, in 2019 due to higher corporate administrative costs allocated to our segments as compared to 2018. The increase in allocated costs in 2019 was due primarily to higher investments in technological initiatives to support technology for our U.S. and international franchise stores.

2.	Financial Statements

Note 12. Segment Information, page 71

Please disclose in greater detail the types of amounts included in the Other column of your segment reconciliation in arriving at the total for each segment profit measure. Please also provide the segment disclosures discussed in ASC 280-10-50-22(e) through (j) or tell us how you concluded they need not be provided.

Response to Comment 2:

As disclosed in Note 12 on page 71 of the 2019 Form 10-K, the Company has historically disclosed that “the “Other” column as it relates to Segment Income and income from operations information below primarily includes corporate administrative costs.”

U.S. Securities and Exchange Commission	October 21, 2020

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will include the following expanded disclosures of the types of amounts included in the “Other” column in future filings with the Commission.

“The “Other” column as it relates to Segment Income below primarily includes corporate administrative costs that are not allocable to an operating segment, including labor, computer expenses, professional fees, travel and entertainment, rent, insurance and other corporate administrative costs.”

With respect to the segment disclosures required in ASC 280-10-50-22(e) through (j), the Company respectfully advises the Staff that sections (g) and (i) are not applicable to the Company. With respect to the remaining sections, the Company has provided responses below:

ASC 280-10-50-22(e)-(j)

A public entity shall report a measure of profit or loss and total assets for each reportable segment. A public entity also shall disclose all of the following about each reportable segment if the specified amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss (see Example 3, Case B [paragraph 280-10-55-48]):

e. Depreciation, depletion, and amortization expense

ASC 280-10-55-12

Depreciation and Amortization Included in Segment Reports

The chief operating decision maker may evaluate the performance of its segments based on earnings before interest, taxes, depreciation, and amortization. (Emphasis added.)

The Company respectfully advises the Staff that depreciation and amortization expense are not included in the measure of Segment Income reviewed by the Company’s chief operating decision maker. Further, depreciation and amortization expense by segment are not regularly provided in the management reports provided to the Company’s chief operating decision maker (ASC 280-10-55-12). Depreciation and amortization expense are reflected within the total income from operations amount on the consolidated income statement of the management reports and are not broken out separately (in total or by segment). Accordingly, the Company has not disclosed depreciation and amortization expense by segment as they are (i) not included in the measure of Segment Income and (ii) not regularly reviewed or included in the management reports provided to the Company’s chief operating decision maker.

U.S. Securities and Exchange Commission	October 21, 2020

f. Unusual items as described in paragraph 220-20-45-1

ASC 220-20-45-1 Presentation of Unusual or Infrequently Occurring Items

A material event or transaction that an entity considers to be of an unusual nature or of a type that indicates infrequency of occurrence or both shall be reported as a separate component of income from continuing operations. The nature and financial effects of each event or transaction shall be presented as a separate component of income from continuing operations or, alternatively, disclosed in notes to financial statements. Gains or losses of a similar nature that are not individually material shall be aggregated. Such items shall not be reported on the face of the income statement net of income taxes. Similarly, the EPS effects of those items shall not be presented on the face of the income statement.

The reconciliation of total Segment Income to total income before provision for income taxes includes gains and losses from the sale and disposal of assets as well as certain recapitalization-related expenses. The Company respectfully advises the Staff that these amounts are not included in the measure of Segment Income reviewed by the Company’s chief operating decision maker. Further, the Company does not allocate recapitalization-related expenses by segment, and accordingly, it is not regularly provided in the management reports provided to the Company’s chief operating decision maker. The Company does not consider these amounts to be material. While gains and losses from sales of assets are attributable to the segments to which the underlying assets disposed relate, these amounts are not regularly provided in the management reports provided to the Company’s chief operating decision maker. The Company also does not consider these amounts to be material. Accordingly, the Company has not disclosed these amounts by segment as they are (i) not included in the measure of Segment Income and (ii) not regularly reviewed or included in the management reports provided to the Company’s chief operating decision maker.

h. Income tax expense or benefit

The Company respectfully advises the Staff that income tax expense is not included in the measure of Segment Income reviewed by the Company’s chief operating decision maker. Further, the Company does not allocate income tax expense by segment, and accordingly, it is not regularly provided in the management reports provided to the Company’s chief operating decision maker. Accordingly, the Company has not disclosed income tax expense by segment as it is (i) not included in the measure of Segment Income and (ii) not regularly reviewed or included in the management reports provided to the Company’s chief operating decision maker.

U.S. Securities and Exchange Commission	October 21, 2020

j. Significant noncash items other than depreciation, depletion, and amortization expense.

The reconciliation of total Segment Income to total income before provision for income taxes includes noncash equity-based compensation expense. The Company respectfully advises the Staff that these amounts are not included in the measure of Segment Income reviewed by the Company’s chief operating decision maker. Further, the Company does not allocate noncash equity-based compensation expense by segment, and accordingly, it is not regularly provided in the management reports provided to the Company’s chief operating decision maker. Accordingly, the Company has not disclosed noncash equity-based compensation expense by segment as it is (i) not included in the measure of Segment Income and (ii) not regularly reviewed or included in the management reports provided to the Company’s chief operating decision maker.

3.	Financial Statements

Note 12. Segment Information, page 71

Please tell us your basis for presenting two measures of each segment’s profit (segment income and income from operations). Also, explain why the segment income measure is permitted to be disclosed, when the income from operations measure appears to be most consistent with GAAP. Refer to ASC 280-10-50-27 and 50-28.

Response to Comment 3:

The Company respectfully advises the Staff that as disclosed in Note 12 to the 2019 Form 10-K on page 71 of the 2019 Form 10-K, “the Company evaluates the performance of its segments and allocates resources to them based on earnings before interest, taxes, depreciation, amortization and other, referred to as Segment Income.”

ASC 280-10-50-27, 28

The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing a public entity’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker. (Emphasis added) Similarly, only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker shall be reported for that segment. If amounts are allocated to reported segment profit or loss or assets, those amounts shall be allocated on a reasonable basis.

U.S. Securities and Exchange Commission	October 21, 2020

If the chief operating decision maker uses only one measure of a segment’s profit or loss (emphasis added) and only one measure of a segment’s assets in assessing segment performance and deciding how to allocate resources, segment profit or loss and assets shall be reported at those measures (emphasis added). If the chief operating decision maker uses more than one measure of a segment’s profit or loss and more than one measure of a segment’s assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the public entity’s consolidated financial statements.

The Company respectfully advises the Staff that its chief operating decision maker evaluates the performance of its segments and allocates resources to them based on each segment’s respective Segment Income and not income from operations. As noted in Response to Comment 2, above, the Company’s chief operating decision maker does not review income from operations (inclusive of depreciation and amortization, losses and gains from sales/disposition of assets, non-cash equity-based compensation expense or recapitalization-related expenses) for each segment. These financial statement line items which are excluded from the Company’s measure of Segment Income are only included in total consolidated income from operations within the management reports regularly provided to the Company’s chief operating decision maker.

The Company respectfully advises the Staff that it has historically disclosed income from operations by segment within the Notes to the financial statements to provide additional information it thought may be useful in assisting investors in understanding the reconciliation of Segment Income to income before provision for income taxes, as income from operations is included in the reconciliation from total Segment Income to income before provision for income taxes as required under ASC 280-10-50-30.

ASC 280-10-50-30

A public entity shall provide reconciliations of all of the following:

a. The total of the reportable segments’ revenues to the public entity’s consolidated revenues (emphasis added).

b. The total of the reportable segments’ measures of profit or loss to the public entity’s consolidated income before income taxes (emphasis added) and discontinued operations. However, if a public entity allocates items such as income taxes to segments, the public entity may choose to reconcile the total of the segments’ measures of profit or loss to consolidated income after those items.

The Company has included the required reconciliation of total Segment Income to income before provision for income taxes, inclusive of depreciation and amortization, losses and gains on sale/disposal of assets, non-cash equity-based compensation expense, recapitalization-related expenses, interest income and interest expense.

U.S. Securities and Exchange Commission	October 21, 2020

However, in response to the Staff’s comment and to adhere to the guidance provided in ASC 280, the Company will remove the disclosure of income from operations by segment from future filings with the Commission. The Company will continue to disclose total income from operations in the reconciliation from total Segment Income to income before provision for income taxes.

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I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (734) 930-3149.

Sincerely,

/s/ Stuart A. Levy

Stuart A. Levy

Executive Vice President, Chief Financial Officer

cc:	Kevin S. Morris, Executive Vice President, General Counsel
Steven J. Goda, Vice President—Chief Accounting Officer and Treasurer
Craig E. Marcus, Ropes & Gray LLP
Eric A. Schwartz, PricewaterhouseCoopers LLP